Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series C mandatory convertible preferred stock.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2006	2005
(in millions)
Fixed charges:
Interest expense	$130	$147
Portion of rental expense which represents interest factor	22	19

Total Fixed charges	$152	$166

Earnings available for fixed charges:
Earnings	$247	$326
Less: Undistributed equity in income of affiliated companies	(37)	(35)
Add: Fixed charges	152	166

Total Earnings available for fixed charges	$362	$457

Ratio of earnings to fixed charges	2.38	2.75

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31,
	2006	2005
(in millions)
Fixed charges:
Interest expense	$130	$147
Portion of rental expense which represents interest factor	22	19

Total Fixed charges	152	166
Preferred stock dividends pre-tax income requirement	24	23

Total Combined fixed charges and preferred stock dividends	$176	$189

Earnings available for fixed charges:
Earnings	$247	$326
Less: Undistributed equity in income of affiliated companies	(37)	(35)
Add: Fixed charges before preferred stock dividends	152	166

Total Earnings available for fixed charges and preferred stock dividends	$362	$457

Ratio of earnings to combined fixed charges and preferred stock dividends	2.06	2.42